Exhibit 99.6

SciSparc Ltd. and Clearmind Medicine Inc. Collaboration Yields 3rd Patent Application for the Treating of Obesity and Metabolic Syndromes

TEL AVIV, Israel, Sept. 22, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that Clearmind Medicine Inc. (“Clearmind”) (CSE: CMND), (OTC: CMNDF), (FSE: CWY0), has filed a provisional patent application related to metabolic syndromes including obesity, regarding the Company’s collaboration with Clearmind.

The patent application is the third of the collaboration, each referring to the proprietary combination of SciSparc’s Palmitoylethanolamide (PEA), the active ingredient of its proprietary CannAmide™ (for treating obesity and its related metabolic disorders) and Clearmind’s MEAI, a novel proprietary psychedelic treatment for various addictions and based on research at the Hebrew University.

“Our collaboration with Clearmind focuses on treating different addictions and binge behaviors, using the benefits of our technology and Clearmind’s. Obesity, over- weightness and binge eating are among the biggest health concerns of the past decade and are related to addictive behavior, and yet treating options available in the market are very limited,” commented Oz Adler, SciSparc’s Chief Executive Officer. “We believe that combining MEAI with SciSparc’s CannAmide™ may create a great opportunity in treating these conditions.”

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the ability of the combination of MEAI with SciSparc’s CannAmide™ to successfully treat obesity and metabolic conditions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com

Tel: +972-3-6167055